

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Bin Zhai
Chief Executive Officer
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City
Guangdong Province 510620
People's Republic of China

      Re: CNFinance Holdings Ltd.
          Form 20-F for Fiscal Year Ended December 31, 2022
          Response dated October 30, 2023
          File No. 001-38726

Dear Bin Zhai:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 138

1.   We note your response to prior comment 1 and reissue the comment:
- Please tell us in more detail how you considered the profile of Mr. Lin Xu and particularly his roles with the National Development and Reform Commission. In doing so, please describe his various roles and provide us with your analysis of whether any of those roles at any point in time made him a CCP official.
- Please also tell us how you considered whether Mr. Xu has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 113 of your Form 20-F.
- Please tell us whether Mr. Xu is a member of the Chinese Communist Party.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Contact Jennifer Thompson at 202-551-3737 or Jennifer Gowetski at 202-551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: James C. Lin, Esq.